Republic Power Group Limited

158 Kallang Wat #06-08,

Singapore, Republic of Singapore S349245

VIA EDGAR

March 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Megan Akst
Chris Dietz
Charli Wilson
Jan Woo

Re:	Republic Power Group Limited
Registration Statement on Form F-1, as amended (File No. 333-266256)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Republic Power Group Limited, an exempt company limited by shares organized under the laws of the British Virgin Islands (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that it will become effective at 4 p.m. Eastern Time on March 29, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Ziyang Long
Ziyang Long
Chief Executive Officer